Exhibit 99.1

Market Announcement November 6, 2023

AHI Announces Private Placement of Shares to Sophisticated & Professional Investors

South Perth, Western Australia, November 6, 2023 - Advanced Health Intelligence Ltd (ASX/NASDAQ:AHI) (“AHI” or “the Company”) is pleased to announce that it has received firm commitments to raise approximately $1,182,500 (before costs) through the private placement of 10,749,996 fully paid ordinary shares to sophisticated and professional investors at $0.11 per ordinary share.

The funds to be raised from this private placement will be used by the Company for working capital purposes and to continue to invest in its previously announced initiatives.

The ordinary shares are expected to be issued under the private placement this Wednesday, November 8, 2023 to be listed on the ASX and will rank pari-passu with the existing fully paid ordinary shares in the capital of the Company.

The 10,749,996 ordinary shares to be issued under the private placement, will be issued under the Company’s remaining 15% placement capacity under ASX Listing Rule 7.1. The private placement is not underwritten and there is no lead manager. Further details with respect to this proposed issuance are set out in the Appendix 3B that accompanies this announcement.

The Company has received commitments from sophisticated and professional investors to subscribe for a further $1.017 million worth of ordinary shares, but AHI is yet to receive these funds. Details with respect to this secondary placement are also set out in the accompanying Appendix 3B, and the Company will further advise the market when these funds have been received.

This announcement has been approved by the Chairman and CEO of Advanced Health Intelligence Ltd.

For more information, contact:

Scott Montgomery Chief Executive Officer Advanced Health Intelligence Ltd E: admin@ahi.tech	Vlado Bosanac Founder/Head of Strategy Advanced Health Intelligence Ltd E: admin@ahi.tech

About Advanced Health Intelligence Ltd

Advanced Health Intelligence Ltd (‘AHI’) delivers scalable health assessment, risk stratification and digital triage capabilities to healthcare providers, insurers, employers, and government agencies worldwide via our proprietary technology and processes.

Since 2014, AHI has been delivering Health-tech innovation via a smartphone, starting with the world’s first on-device body dimensioning capability. AHI has developed a patented technology, showcasing the next frontier in digitising healthcare with a suite of componentised solutions, culminating in:

●	Body dimension and composition assessment to identify the comorbidities of obesity, such as diabetes risk estimates.

●	Blood biomarker prediction, including HbA1C, HDL, LDL, and 10-year mortality risk.

●	Transdermal Optical Imaging to return vital signs and cardiovascular disease risk estimates.

●	On-device dermatological skin identification across 588 skin conditions across 133 categories (Inc. Melanoma); and

●	Assisting partners in delivering personalised therapeutic and non-therapeutic health coaching to improve daily habits and build health literacy.

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

Market Announcement November 6, 2023

Our world-class team of subject matter experts in machine learning, AI, computer vision, and medically trained data scientists ensure that AHI’s technology is at the forefront of innovation and the needs of our consumers.

With a focus on impact at scale, AHI is proud to showcase this milestone in digital healthcare transformation, delivering a biometrically derived triage solution accessible on and via a smartphone. With these advanced technologies, AHI helps its partners identify risks across their consumers and triage them into right-care pathways for proactive health management at a population scale.

For more information, please visit: www.ahi.tech

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech